Exhibit 21.1

Subsidiaries of Visual Networks, Inc.

Visual Networks Operations, Inc. (DE)

Visual Networks Texas Operations, Inc. (DE)

Visual Networks Ltd. (Bermuda)

Net2Net, LLC (DE)

Avesta Technologies, LLC (DE)

Inverse Network Technology (CA)

Visual Networks Investments, Inc. (CA)

Visual Networks Technologies, Inc. (CA)

Visual Networks, Italia Srl (Italy)

Visual Networks International Operations, Inc. (DE)

Avesta Technologies Pte. Ltd. (Singapore)

Avesta Technologies Canada, Inc. (Canada)

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